Exhibit 99.1

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
(United States dollars in millions, except per share figures) (Unaudited) Prepared in accordance with U.S. GAAP
		2022					2023					2024
	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q
VEHICLE VOLUME STATISTICS (in millions)
North America		3.615	3.551	3.600	3.514	14.280	3.884	4.080	3.930	3.743	15.637	3.963

Europe		3.997	4.020	3.597	4.188	15.802	4.581	4.598	3.825	4.357	17.361	4.497

China		6.361	5.489	7.235	7.264	26.349	5.936	6.797	7.657	8.940	29.330	6.601

Other		6.375	6.140	6.704	6.858	26.077	6.968	6.715	6.998	7.189	27.870	6.832

Global		20.348	19.200	21.136	21.824	82.508	21.369	22.190	22.410	24.229	90.198	21.893

Magna Steyr vehicle assembly volumes		0.026	0.032	0.026	0.028	0.112	0.034	0.027	0.023	0.021	0.105	0.022

AVERAGE FOREIGN EXCHANGE RATES
1 Canadian dollar equals U.S. dollars		0.790	0.783	0.765	0.737	0.769	0.740	0.745	0.746	0.735	0.742	0.741
1 euro equals U.S. dollars		1.123	1.064	1.006	1.019	1.053	1.073	1.089	1.088	1.076	1.082	1.085
1 Chinese renminbi equals U.S. dollars		0.158	0.151	0.146	0.140	0.149	0.146	0.143	0.138	0.138	0.141	0.139

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Sales:
Body Exteriors & Structures		4,077	3,947	3,976	4,004	16,004	4,439	4,540	4,354	4,178	17,511	4,429
Power & Vision		3,046	2,888	2,911	3,016	11,861	3,323	3,462	3,745	3,775	14,305	3,842
Seating Systems		1,376	1,253	1,295	1,345	5,269	1,486	1,603	1,529	1,429	6,047	1,455
Complete Vehicles		1,275	1,403	1,213	1,330	5,221	1,626	1,526	1,185	1,201	5,538	1,383
Corporate & Other		(132)	(129)	(127)	(127)	(515)	(201)	(149)	(125)	(129)	(604)	(139)
Sales		9,642	9,362	9,268	9,568	37,840	10,673	10,982	10,688	10,454	42,797	10,970

Costs and expenses:
Cost of goods sold		8,400	8,259	8,126	8,403	33,188	9,416	9,544	9,264	8,961	37,185	9,642
Selling, general and administrative		386	410	387	477	1,660	488	505	491	566	2,050	516
Equity income		(20)	(25)	(27)	(17)	(89)	(33)	(36)	(40)	(3)	(112)	(34)

Adjusted EBITDA		876	718	782	705	3,081	802	969	973	930	3,674	846
Depreciation		357	348	330	338	1,373	353	353	358	372	1,436	377

Adjusted EBIT		519	370	452	367	1,708	449	616	615	558	2,238	469
Amortization of acquired intangible assets		12	12	11	11	46	12	13	32	31	88	28
Other expense (income), net	1	61	426	23	193	703	142	86	(4)	164	388	356
Interest expense, net		26	20	18	17	81	20	34	49	53	156	51

Income (loss) from operations before income taxes		420	(88)	400	146	878	275	483	538	310	1,606	34
Income tax expense		41	57	104	35	237	58	129	121	12	320	8

Net income (loss)		379	(145)	296	111	641	217	354	417	298	1,286	26
Income attributable to non-controlling interests		(15)	(11)	(7)	(16)	(49)	(8)	(15)	(23)	(27)	(73)	(17)

Net income (loss) attributable to Magna International Inc.		364	(156)	289	95	592	209	339	394	271	1,213	9

Diluted earnings (loss) per common share		$ 1.22	$ (0.54)	$ 1.00	$ 0.33	$ 2.03	$ 0.73	$ 1.18	$ 1.37	$ 0.94	$ 4.23	$ 0.03

Weighted average number of Common Shares outstanding
during the period (in millions):		298.1	291.1	288.5	286.3	291.2	286.6	286.3	286.8	286.6	286.6	287.1

NON-GAAP MEASURES

Adjusted EBITDA		876	718	782	705	3,081	802	969	973	930	3,674	846

Adjusted EBIT	2	519	370	452	367	1,708	449	616	615	558	2,238	469

Adjusted net income attributable to Magna International Inc.		393	253	317	270	1,233	329	441	419	383	1,572	311

Adjusted Diluted earnings per common share		$ 1.32	$ 0.87	$ 1.10	$ 0.94	$ 4.24	$ 1.15	$ 1.54	$ 1.46	$ 1.33	$ 5.49	$ 1.08

PROFITABILITY RATIOS
Selling, general and administrative /Sales		4.0%	4.4%	4.2%	5.0%	4.4%	4.6%	4.6%	4.6%	5.4%	4.8%	4.7%
Adjusted EBIT /Sales		5.4%	4.0%	4.9%	3.8%	4.5%	4.2%	5.6%	5.8%	5.3%	5.2%	4.3%
Operating income /Sales		4.4%	-0.9%	4.3%	1.5%	2.3%	2.6%	4.4%	5.0%	3.0%	3.8%	0.3%
Effective tax rate
Reported		9.8%	-64.8%	26.0%	24.0%	27.0%	21.1%	26.7%	22.5%	3.9%	19.9%	23.5%
Excluding Other expense (income) and amortization, net of taxes		17.2%	24.6%	25.3%	18.3%	21.2%	21.4%	21.6%	21.9%	18.8%	21.0%	21.5%

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(United States dollars in millions) (Unaudited)

	2022				2023				2024
	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q
FUNDS EMPLOYED
Current assets:
Accounts receivable	7,006	6,764	7,082	6,791	7,959	8,556	8,477	7,881	8,379
Inventories	4,258	4,064	4,108	4,180	4,421	4,664	4,751	4,606	4,511
Prepaid expenses and other	310	262	269	320	367	455	387	352	399
	11,574	11,090	11,459	11,291	12,747	13,675	13,615	12,839	13,289
Current liabilities:
Accounts payable	6,845	6,443	6,624	6,999	7,731	7,984	7,911	7,842	7,855
Accrued salaries and wages	879	766	810	850	822	858	900	912	883
Other accrued liabilities	2,123	2,096	1,986	2,118	2,526	2,637	2,537	2,626	2,728
Income taxes payable (receivable)	190	136	97	93	9	(14)	33	125	132
	10,037	9,441	9,517	10,060	11,088	11,465	11,381	11,505	11,598

Working capital	1,537	1,649	1,942	1,231	1,659	2,210	2,234	1,334	1,691

Investments	1,487	1,375	1,323	1,429	1,390	1,287	1,311	1,273	1,195
Fixed assets, net	8,090	7,723	7,470	8,173	8,304	8,646	8,778	9,618	9,545
Goodwill, other assets and intangible assets	3,544	3,353	3,280	3,576	3,640	4,733	4,726	4,962	4,646
Operating lease right-of-use assets	1,667	1,587	1,545	1,595	1,638	1,667	1,696	1,744	1,733
Funds employed	16,325	15,687	15,560	16,004	16,631	18,543	18,745	18,931	18,810
FINANCING
Straight debt:
Cash and cash equivalents	(1,996)	(1,664)	(1,102)	(1,234)	(2,429)	(1,281)	(1,022)	(1,198)	(1,517)
Short-term borrowings	-	-	-	8	4	150	2	511	838
Long-term debt due within one year	127	105	95	654	668	1,426	1,398	819	824
Long-term debt	3,501	3,408	3,325	2,847	4,500	4,159	4,135	4,175	4,549
Current portion of operating lease liabilities	276	270	266	276	285	303	384	399	306
Operating lease liabilities	1,369	1,294	1,254	1,288	1,318	1,345	1,289	1,319	1,407
	3,277	3,413	3,838	3,839	4,346	6,102	6,186	6,025	6,407
Long-term employee benefit liabilities	686	651	617	548	563	579	564	591	584
Other long-term liabilities	374	390	397	461	451	448	453	475	471
Deferred tax liabilities, net	(51)	(111)	(138)	(179)	(218)	(242)	(210)	(437)	(576)
	1,009	930	876	830	796	785	807	629	479
Shareholders' equity	12,039	11,344	10,846	11,335	11,489	11,656	11,752	12,277	11,924
	16,325	15,687	15,560	16,004	16,631	18,543	18,745	18,931	18,810

ASSET UTILIZATION RATIOS
Days in accounts receivable	65.4	65.0	68.8	63.9	67.1	70.1	71.4	67.8	68.7
Days in accounts payable	73.3	70.2	73.4	75.0	73.9	75.3	76.9	78.8	73.3
Inventory turnover - cost of goods sold	7.9	8.1	7.9	8.0	8.5	8.2	7.8	7.8	8.5
Working capital turnover	25.1	22.7	19.1	31.1	25.7	19.9	19.1	31.3	25.9
Total asset turnover	2.4	2.4	2.4	2.4	2.6	2.4	2.3	2.2	2.3

CAPITAL STRUCTURE
Straight debt	20.1%	21.8%	24.7%	24.0%	26.1%	32.9%	33.0%	31.8%	34.1%
Long-term employee benefit liabilities, other long-term
liabilities & deferred tax liabilities, net	6.2%	5.9%	5.6%	5.2%	4.8%	4.2%	4.3%	3.3%	2.5%
Shareholders' equity	73.7%	72.3%	69.7%	70.8%	69.1%	62.9%	62.7%	64.9%	63.4%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Debt to total capitalization	30.5%	30.9%	31.3%	30.9%	37.1%	38.8%	38.0%	37.0%	39.9%

ANNUALIZED RETURNS
Adjusted Return on equity (Adjusted Net income attributable
to Magna International Inc. / Average shareholders' equity)	13.6%	8.7%	11.4%	9.7%	11.5%	15.2%	14.3%	12.8%	10.3%
Adjusted Return on Invested Capital (Adjusted Annualized after-tax
operating profits / Invested capital)	10.6%	7.0%	8.6%	7.6%	8.7%	11.0%	10.3%	9.6%	7.8%

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(United States dollars in millions) (Unaudited)

		2022					2023					2024
Cash provided from (used for):	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q

Operating activities
Net income (loss)		379	(145)	296	111	641	217	354	417	298	1,286	26
Items not involving current cash flows		370	705	295	406	1,776	351	525	404	362	1,642	565
		749	560	591	517	2,417	568	879	821	660	2,928	591
Changes in operating assets and liabilities		(569)	(139)	(353)	739	(322)	(341)	(332)	(24)	918	221	(330)
Cash provided from operating activities		180	421	238	1,256	2,095	227	547	797	1,578	3,149	261

Investment activities
Fixed asset additions		(238)	(329)	(364)	(750)	(1,681)	(424)	(502)	(630)	(944)	(2,500)	(493)
Increase in investments, other assets and intangible assets		(64)	(80)	(125)	(186)	(455)	(101)	(96)	(176)	(189)	(562)	(125)
Net cash inflow (outflow) from disposal of facilities	1(c), 1(e)	6	-	-	-	6	(25)	-	(23)	-	(48)	4
Increase in public and private equity investments		(2)	(2)	(25)	-	(29)	-	(3)	(7)	(1)	(11)	(23)
Proceeds from disposition		23	40	41	20	124	19	44	32	27	122	87
Business combinations		-	-	-	(3)	(3)	-	(1,475)	-	(29)	(1,504)	(30)
Cash used for investment activities		(275)	(371)	(473)	(919)	(2,038)	(531)	(2,032)	(804)	(1,136)	(4,503)	(580)

Financing activities
Net issues (repayments) of debt		(328)	(31)	(10)	(22)	(391)	1,636	544	(135)	(119)	1,926	757
Common Shares issued on exercise of stock options		4	-	1	3	8	6	-	8	6	20	30
Repurchase of Common Shares		(383)	(212)	(180)	(5)	(780)	(9)	(2)	-	(2)	(13)	(3)
Tax withholdings on vesting of equity awards		(14)	(1)	-	-	(15)	(9)	(1)	-	(1)	(11)	(4)
Contributions to subsidiaries by non-controlling interests		-	5	-	-	5	-	-	-	11	11	-
Dividends paid to non-controlling interests		-	(12)	(10)	(24)	(46)	(7)	(24)	(18)	(25)	(74)	-
Dividends paid		(133)	(130)	(125)	(126)	(514)	(132)	(129)	(128)	(133)	(522)	(134)
Cash provided from (used for) financing activities		(854)	(381)	(324)	(174)	(1,733)	1,485	388	(273)	(263)	1,337	646
Effect of exchange rate changes on cash and cash equivalents		(3)	(1)	(3)	(31)	(38)	14	(51)	21	(3)	(19)	(8)

Net increase (decrease) in cash and cash equivalents, during the period		(952)	(332)	(562)	132	(1,714)	1,195	(1,148)	(259)	176	(36)	319

Cash and cash equivalents, beginning of period		2,948	1,996	1,664	1,102	2,948	1,234	2,429	1,281	1,022	1,234	1,198
Cash and cash equivalents, end of period		1,996	1,664	1,102	1,234	1,234	2,429	1,281	1,022	1,198	1,198	1,517

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
(United States dollars in millions, except per share figures) (Unaudited)
	This Analyst should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023.

Note 1:	OTHER EXPENSE (INCOME), NET
	Other expense (income), net consists of:
			2022					2023					2024
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q

	Impairments and restructuring related to Fisker Inc. [“Fisker”]	[a]	-	-	-	-	-	-	-	-	-	-	316
	Restructuring	[b]	-	-	-	22	22	118	(35)	(1)	66	148	38
	Investment revaluations, (gains) losses on sales, and impairments	[c]	61	50	9	101	221	24	98	(19)	98	201	2
	Impairments and loss on sale of operations in Russia	[d]	-	376	-	-	376	-	-	16	-	16	-
	Veoneer AS transaction costs	[e]	-	-	-	-	-	-	23	-	-	23	-
	Loss on sale of business	[f]	-	-	-	58	58	-	-	-	-	-	-
	Impairments	[g]	-	-	14	12	26	-	-	-	-	-	-

			61	426	23	193	703	142	86	(4)	164	388	356
[a]	Impairments and restructuring related to Fisker Inc. [“Fisker”]
	Impairment of Fisker related assets:
	During the first quarter of 2024, the Company recorded a $261 million impairment charge on its Fisker related assets as a result of the expected lack of future cashflows and the substantial doubt about Fisker’s ability to continue as a going concern. The assets impaired include production receivables, inventory, fixed assets and other capitalized expenditures.

	Impairment of Fisker warrants:
Fisker issued approximately 19.5 million penny warrants to the Company to purchase common stock in connection with our agreements with Fisker for platform sharing, engineering and manufacturing of the Fisker Ocean SUV. These warrants vested during 2021 and 2022 based on specified milestones and have been marked to market each quarter.

	During the first quarter of 2024, Magna recorded a $33 million impairment charge on these warrants reducing the value of the warrants to nil.

	Restructuring:
	In the first quarter of 2024, the Company recorded restructuring charges of $22 million in its Complete Vehicles segment in connection with its Fisker related assembly operations.

[b]	Restructuring
	Reversal of restructuring charges:
	During the second quarter of 2023, the Company’s Power & Vision segment reversed $39 million of charges due to a change in the restructuring plans related to a plant closure.

	Sale of buildings as a result of restructuring activities:
	During the second and third quarter of 2023, the Company’s Power & Vision segment recorded a $10 million and $8 million gain on the sale of a building as a result of restructuring activities, respectively.

	Other Restructuring:		2022					2023					2024
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q
	Complete Vehicles		-	-	-	-	-	-	-	-	-	-	26
	Body Exteriors & Structures		-	-	-	-	-	13	9	-	9	31	12
	Power & Vision		-	-	-	22	22	105	5	7	57	174	-
			-	-	-	22	22	118	14	7	66	205	38
[c]	Investment revaluations, (gains) losses on sales, and impairments
	The Company revalues its public and private equity investments and certain public company warrants every quarter. The gains and losses related to this revaluation, as well as gain and losses on disposition, are primarily recorded in Corporate. In the second quarter of 2023, the Company recorded a non-cash impairment charge of $85 million on a private equity investment and related long-term receivables within Other assets in its Corporate segment. In the fourth quarter of 2023, the Company also recorded a non-cash impairment charge of $5 million on a private equity investment in its Power & Vision segment.

[d]	Impairments and loss on sale of operations in Russia
As a result of the expected lack of future cashflows and the continuing uncertainties connected with the Russian economy, during the second quarter of 2022, the Company recorded a $376 million impairment charge related to its investment in Russia. This included net asset impairments of $173 million and a $203 million reserve against the related foreign currency translation losses that were included in accumulated other comprehensive loss. The net asset impairments consisted of $163 million and $10 million in our Body Exteriors & Structures and our Seating Systems segments, respectively.

	During the third quarter of 2023, the Company completed the sale of all of its investments in Russia resulting in a loss of $16 million including a net cash outflow of $23 million.

[e]	Veoneer AS transaction costs
	During 2023, the Company incurred $23 million of transaction costs related to the acquisition of the Veoneer Active Safety Business.

[f]	Loss on sale of business
	During the fourth quarter of 2022, the Company entered into an agreement to sell a European Power & Vision operation. Under the terms of the arrangement, the Company was contractually obligated to provide the buyer with up to $42 million of funding, resulting in a loss of $58 million. During the first quarter of 2023, the Company completed the sale of this operation which resulted in a net cash outflow of $25 million.

[g]	Impairments		2022					2023					2024
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q
	Body Exteriors & Structures		-	-	10	12	22	-	-	-	-	-	-
	Power & Vision		-	-	4	-	4	-	-	-	-	-	-
			-	-	14	12	26	-	-	-	-	-	-

Note 2:	NON-GAAP MEASURES
	The Company presents Adjusted EBIT (Earnings before interest, taxes, Other expense (income),net and amortization of acquired intangible assets); Adjusted Net Income (Net Income before Other expense (income),net, net of tax excluding significant income tax valuation allowance adjustments, and amortization of acquired intangible assets); Adjusted Diluted Earnings per Share; Adjusted EBIT as a percentage of sales; Adjusted Return on Invested Capital and Adjusted Return on Equity. The Company presents these financial figures because such measures are widely used by analysts and investors in evaluating the operating performance of the Company. However, such measures do not have any standardized meaning under U.S. generally accepted accounting principles and may not be comparable to the calculation of similar measures by other companies. Adjusted EBIT, Adjusted Net Income and Adjusted diluted earnings per share presented in the tables below, including for the prior period, have been updated to reflect the revised calculation.
	The following table reconciles Income (loss) from operations before income taxes to Adjusted EBIT:
		2022					2023					2024
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q

	Income (loss) from operations before income taxes	420	(88)	400	146	878	275	483	538	310	1,606	34
	Exclude:
	Amortization of acquired intangible assets	12	12	11	11	46	12	13	32	31	88	28
	Other expense (income), net	61	426	23	193	703	142	86	(4)	164	388	356
	Interest expense	26	20	18	17	81	20	34	49	53	156	51
	Adjusted EBIT	519	370	452	367	1,708	449	616	615	558	2,238	469

	The following table show the calculation of Adjusted Return on Invested Capital:
		2022					2023					2024
		1st Q	2nd Q	3rd Q	4th Q		1st Q	2nd Q	3rd Q	4th Q		1st Q

	Net income (loss)	379	(145)	296	111		217	354	417	298		26
	Add (deduct):
	Interest expense	26	20	18	17		20	34	49	53		51
	Amortization of acquired intangible assets	12	12	11	11		12	13	32	31		28
	Other expense (income), net	61	426	23	193		142	86	(4)	164		356
	Tax effect on Interest expense, net, Amortization of acquired
	intangible assets and Other expense, net	(19)	(34)	(11)	(32)		(38)	(4)	(14)	(46)		(93)
	Adjustments to Deferred Tax Valuation Allowances	(29)	-	-	-		-	-	-	(47)		-
	Adjusted After-tax operating profits	430	279	337	300		353	483	480	453		368

	Total Assets	28,822	27,283	26,667	27,789		30,654	31,837	31,675	32,255		32,678
	Excluding:
	Cash and cash equivalents	(1,996)	(1,664)	(1,102)	(1,234)		(2,429)	(1,281)	(1,022)	(1,198)		(1,517)
	Deferred tax assets	(464)	(491)	(488)	(491)		(506)	(535)	(527)	(621)		(753)
	Less Current Liabilities	(10,440)	(9,816)	(9,878)	(10,998)		(12,045)	(13,358)	(13,165)	(13,234)		(13,566)
	Excluding:
	Short-term borrowing	-	-	-	8		4	150	2	511		838
	Long-term debt due within one year	127	105	95	654		668	1,426	1,398	819		824
	Current portion of operating lease liabilities	276	270	266	276		285	303	384	399		306
	Invested Capital	16,325	15,687	15,560	16,004		16,631	18,542	18,745	18,931		18,810

	Adjusted After-tax operating profits	430	279	337	300		353	483	480	453		368
	Average Invested Capital	16,185	16,006	15,624	15,782		16,318	17,587	18,644	18,838		18,871
	Adjusted Return on Invested Capital	10.6%	7.0%	8.6%	7.6%		8.7%	11.0%	10.3%	9.6%		7.8%

Note 2:	NON-GAAP MEASURES (Continued)
	The following table show the calculation of Adjusted Return on Equity:
			2022					2023					2024
			1st Q	2nd Q	3rd Q	4th Q		1st Q	2nd Q	3rd Q	4th Q		1st Q

	Net income (loss) attributable to Magna International Inc.		364	(156)	289	95		209	339	394	271		9
	Add (deduct):
	Amortization of acquired intangible assets		12	12	11	11		12	13	32	31		28
	Other expense (income), net		61	426	23	193		142	86	(4)	164		356
	Tax effect on Amortization of acquired intangible assets
	and Other expense, net		(15)	(29)	(6)	(29)		(34)	3	(3)	(36)		(82)
	Adjustments to Deferred Tax Valuation Allowances		(29)	-	-	-		-	-	-	(47)		-
	Adjusted Net income (loss) attributable to Magna International Inc.		393	253	317	270		329	441	419	383		311
	Average Shareholder's Equity		11,599	11,692	11,095	11,091		11,412	11,573	11,704	12,015		12,101
	Adjusted Return on Equity		13.6%	8.7%	11.4%	9.7%		11.5%	15.2%	14.3%	12.8%		10.3%

	The following table reconciles Net income (loss) attributable to Magna International Inc. to Adjusted net income attributable to Magna International Inc.:
			2022					2023					2024
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q

	Net income (loss) attributable to Magna International Inc.		364	(156)	289	95	592	209	339	394	271	1,213	9
	Exclude:
	Amortization of acquired intangible assets		10	10	9	9	38	10	11	25	25	71	22
	Impairments and restructuring related to Fisker Inc. [“Fisker”]		-	-	-	-	-	-	-	-	-	-	247
		Investment revaluations, (gains) losses on sales, and impairments	48	38	7	75	168	18	95	(14)	74	173	1
	Restructuring		-	-	-	22	22	92	(26)	(2)	60	124	32
	Impairments and loss on sale of operations in Russia		-	361	-	-	361	-	-	16	-	16	-
	Veoneer AS transaction costs		-	-	-	-	-	-	22	-	-	22	-
	Impairments		-	-	12	12	24	-	-	-	-	-	-
	Net losses on the sale of business		-	-	-	57	57	-	-	-	-	-	-
	Adjustments to Deferred Tax Valuation Allowance	[i]	(29)	-	-	-	(29)	-	-	-	(47)	(47)	-
													-
	Adjusted net income attributable to Magna International Inc.		393	253	317	270	1,233	329	441	419	383	1,572	311

	The following table reconciles diluted earnings (loss) per common share to Adjusted diluted earnings per common share:
			2022					2023					2024
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q

	Diluted earnings (loss) per common share		$ 1.22	$ (0.54)	$ 1.00	$ 0.33	$ 2.03	$ 0.73	$ 1.18	$ 1.37	$ 0.95	$ 4.23	$ 0.03
	Exclude:
	Amortization of acquired intangible assets		0.04	0.03	0.03	0.03	0.13	0.04	0.04	0.09	0.09	0.25	0.08
	Impairments and restructuring related to Fisker Inc. [“Fisker”]		-	-	-	-	-	-	-	-	-	-	0.86
		Investment revaluations, (gains) losses on sales, and impairments	0.16	0.13	0.03	0.26	0.58	0.07	0.33	(0.06)	0.25	0.60	-
	Restructuring		-	-	-	0.08	0.08	0.31	(0.09)	-	0.20	0.43	0.11
	Impairments and loss on sale of operations in Russia		-	1.24	-	-	1.24	-	-	0.06	-	0.06	-
	Veoneer AS transaction costs		-	-	-	-	-	-	0.08	-	-	0.08	-
	Impairments		-	-	0.04	0.04	0.08	-	-	-	-	-	-
	Net losses on the sale of business		-	-	-	0.20	0.20	-	-	-	-	-	-
	Adjustments to Deferred Tax Valuation Allowance	[i]	(0.10)	-	-	-	(0.10)	-	-	-	(0.16)	(0.16)	-

	Adjusted diluted earnings per common share		$ 1.32	$ 0.87	$ 1.10	$ 0.94	$ 4.24	$ 1.15	$ 1.54	$ 1.46	$ 1.33	$ 5.49	$ 1.08

	[i] Adjustments to Deferred Tax Valuation Allowance
	The Company records quarterly adjustments to the valuation allowance against its deferred tax assets in continents like North America, Europe, Asia, and South America. The net effect of these adjustments is a reduction to income expense.

Note 3:	SEGMENTED INFORMATION

		2022					2023					2024
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q
	Body Exteriors & Structures
	Sales	4,077	3,947	3,976	4,004	16,004	4,439	4,540	4,354	4,178	17,511	4,429
	Adjusted EBIT	231	194	227	200	852	272	394	358	280	1,304	298
	Adjusted EBIT as a percentage of sales	5.7%	4.9%	5.7%	5.0%	5.3%	6.1%	8.7%	8.2%	6.7%	7.4%	6.7%

	Power & Vision
	Sales	3,046	2,888	2,911	3,016	11,861	3,323	3,462	3,745	3,775	14,305	3,842
	Adjusted EBIT	163	99	124	116	502	92	124	221	231	668	98
	Adjusted EBIT as a percentage of sales	5.4%	3.4%	4.3%	3.8%	4.2%	2.8%	3.6%	5.9%	6.1%	4.7%	2.6%

	Seating Systems
	Sales	1,376	1,253	1,295	1,345	5,269	1,486	1,603	1,529	1,429	6,047	1,455
	Adjusted EBIT	50	3	37	14	104	37	67	70	44	218	52
	Adjusted EBIT as a percentage of sales	3.6%	0.2%	2.9%	1.0%	2.0%	2.5%	4.2%	4.6%	3.1%	3.6%	3.6%

	Complete Vehicles
	Sales	1,275	1,403	1,213	1,330	5,221	1,626	1,526	1,185	1,201	5,538	1,383
	Adjusted EBIT	50	63	65	57	235	52	34	(5)	43	124	27
	Adjusted EBIT as a percentage of sales	3.9%	4.5%	5.4%	4.3%	4.5%	3.2%	2.2%	-0.4%	3.6%	2.2%	2.0%

	Corporate and other
	Intercompany eliminations	(132)	(129)	(127)	(127)	(515)	(201)	(149)	(125)	(129)	(604)	(139)
	Adjusted EBIT	25	11	(1)	(20)	15	(4)	(3)	(29)	(40)	(76)	(6)

	Total
	Sales	9,642	9,362	9,268	9,568	37,840	10,673	10,982	10,688	10,454	42,797	10,970
	Adjusted EBIT	519	370	452	367	1,708	449	616	615	558	2,238	469
	Adjusted EBIT as a percentage of sales	5.4%	4.0%	4.9%	3.8%	4.5%	4.2%	5.6%	5.8%	5.3%	5.2%	4.3%